MM

ARTICLES SUPPLEMENTARY
TO THE
ARTICLES OF INCORPORATION
OF
HOMESTEAD FUNDS, INC.

RECEIVED
'91 AUG 29 AM 11 06
STATE DEPT. OF ASSESSMENTS & TAXATION

8-29-91 11:06a

Pursuant to Section 2-208 of the Maryland General Corporation Law and as authorized by resolution of its Board of Directors adopted at a meeting duly convened and held on August 27, 1991, Homestead Funds, Inc. (the "Corporation") hereby certifies that:

1. Pursuant to the authority contained in Paragraphs A and B of Article FIFTH of the Articles of Incorporation of the Corporation, authorized and unissued shares of stock of the Corporation are classified in a class consisting of two hundred fifty million (250,000,000) shares, par value $.01 per share, as follows:

Class	Number of Shares
Short-Term Bond Fund	250,000,000.

2. Each share of stock of the Short-Term Bond Fund shall have the same preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption specified in Paragraph E of Article FIFTH of the Corporation's Articles of Incorporation, as may be amended from time to time.

IN WITNESS WHEREOF, these Articles Supplementary have been signed and acknowledged below by the President and attested to by the Secretary of the Corporation on this 28th day of August, 1991.

Anthony C. Williams, President

ATTEST:

Peter R. Morris, Secretary

I, Catherine M. Blushi, Assistant Secretary to the Corporation, being duly sworn, do hereby verify that the above Articles Supplementary were approved by unanimous action of the Board of Directors of the Corporation at a meeting held August 27, 1991 and do hereby verify the matters and facts set forth in the Articles Supplementary with respect to authorization and approval.

Catherine M. Blushi

Catherine M. Blushi, Assistant Secretary